UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

BHP Billiton Plc

Notice of Meeting 2012

This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Invitation from the Chairman

12 September 2012

Dear Shareholder

I am pleased to invite you to BHP Billiton Plc’s 2012 Annual General Meeting (‘AGM’) and enclose your Notice of Meeting. The meeting will be held on Thursday, 25 October 2012 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London.

The AGM gives you the opportunity to ask questions, vote on the items of business and talk to Directors and the senior management team. It is an important forum for BHP Billiton, as hearing the views of our shareholders is a key part of our approach to governance.

In light of that commitment, this year I continued to meet with both institutional and retail shareholders. A recurring theme in those discussions is the current uncertainty and marked volatility in the global economy. This creates challenges for a company with a long-term investment horizon such as BHP Billiton.

These are crucial matters for your Board. To continue creating long-term returns for shareholders, we need to sequence our investments to balance short- and long-term considerations, reduce risk and optimise value. BHP Billiton has a strong pipeline of development projects across diverse commodities and geographies and we prioritise investment to where a sustainable competitive advantage and the best risk/return metrics exist. Geopolitical and fiscal stability and the long-term outlook for our various commodities are also a key consideration given the scope of the projects in which we invest.

Making these high-return investments, while also maintaining a strong balance sheet, underpins our ability to pay dividends, and our total dividend for FY2012 increased to 112 US cents per share. Over the last 10 years, we have returned around US$54 billion to shareholders through dividends and share buy-backs. That represents around 30 per cent of the Group’s current market capitalisation.

BHP Billiton also remains committed to contributing in a positive way to the communities, regions and countries where we operate. As set out in our Sustainability Report, we once again invested one per cent of pre-tax profits in community programs by allocating US$214 million this year.

2 | BHP BILLITON PLC NOTICE OF MEETING 2012

We continue to adopt what we consider to be the highest of governance standards across Australia, the United Kingdom and the United States. As such, all your Directors are again standing for annual re-election. The performance of all Directors has been reviewed and the Board considers they all continue to make a valuable contribution. Your Board recommends their re-election and also recommends the election of your new Director Pat Davies.

Many of the remaining items of business set out in the Notice of Meeting will be familiar to you. The Board considers that all resolutions are in the best interests of shareholders of BHP Billiton, as a whole, and recommends you vote in favour of all the items of business.

I encourage you to vote and also invite you to join us at the AGM. I look forward to meeting as many shareholders as possible.

Yours sincerely

Jac Nasser AO

Chairman

BHP BILLITON PLC NOTICE OF MEETING 2012 | 3

Contents

4 Annual General Meeting agenda

5 Location of the Annual General Meeting

6 Our results at a glance

8 Accessing information on BHP Billiton

9 How to vote and participate

15 Notice of Annual General Meeting

15 Items of business

19 Explanatory Notes

40 Shareholder information

Annual General Meeting agenda

Thursday, 25 October 2012

9.30am Registration opens

9.45am Morning tea

11.00am Annual General Meeting commences

Welcome to Shareholders - Chairman

Review - Chief Executive Officer

General questions

Items of business

Please join the Chairman, the Directors and senior executives of BHP Billiton for refreshments after the Annual General Meeting.

BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia.

Registered Office:

Neathouse Place, London SW1V 1BH.

Registered in England and Wales, Number 3196209.

In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia.

4 | BHP BILLITON PLC NOTICE OF MEETING 2012

Location of the Annual General Meeting

Thursday, 25 October 2012 – 11.00am
The Queen Elizabeth II Conference Centre
Broad Sanctuary, Westminster
London SW1P 3EE

The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well-connected to the Centre.



A4
A400
A4
STRAND
A301
A4
A3212
MAYFAIR
B326
A3211
WATERLOO
LONDON
A302
B323
A3036
A302
A3214
A3203
B323
B324
A3212
A23
A202
A3213
LAMBETH
PIMLICO
A3212
A3204
ST. JAMES'S PARK
HORSE GUARDS RD
KING CHARLES ST
PARLIAMENT ST
DEPT. OF HEALTH
THE QUEEN ELIZABETH II CONFERENCE CENTRE
TREASURY
WESTMINSTER
BIRDCAGE WALK
WESTMINSTER BRIDGE
PARLIAMENT SQUARE
BIG BEN
STOREY'S GATE
DWP
TOTHILL ST
BROAD SANCTUARY
ST. MARGARET ST
PARLIAMENT
ST JAMES'S PARK
WESTMINSTER ABBEY
GREAT SMITH ST
BIS
NEW SCOTLAND YARD
RIVER THAMES
ABINGDON ST
GREAT PETER ST
MARSHAM ST

Transport Options

Trains

Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.

Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.

Bus Services

Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right into Broad Sanctuary. The Centre is located on your right.

St James's Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.

Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Car

There is no car parking at the Centre; however, there are four NCP car parks nearby. Please be advised that it is generally quicker and easier to travel to the Centre using public transport. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 5

Our results at a glance

An 11 per cent increase in the 2012 financial year dividend takes the compound annual growth rate of our progressive dividend to 26 per cent over the last 10 years.

Strong momentum established with annual production records achieved at 10 operations. Our low-risk, largely brownfield projects in execution are expected to create substantial shareholder value.

Underlying EBIT (Earnings before interest and taxes) decreased by 15 per cent to US$27.2 billion and Attributable profit excluding exceptional items declined by 21 per cent to US$17.1 billion. Exceptional items totalling US$1.7 billion contributed to a 35 per cent decline in Attributable profit to US$15.4 billion.

Underlying EBIT margin remained at a robust 39 per cent, while Underlying return on capital was 23 per cent.

Net operating cash flow of US$24.4 billion reflected the strong cash generating capacity of the business throughout the economic cycle. Gearing of 26 per cent remains within the parameters defined by our solid A credit rating.

In FY2012, three fatalities occurred at controlled operations. The FY2012 total recordable injury frequency (TRIF) performance of 4.7 per million hours worked improved by six per cent compared with FY2011 (5.0).

Underlying EBIT

US$27.2 billion

US$ million

35,000 30,000 25,000 20,000 15,000 10,000 5,000 0

2008 2009 2010 2011 2012

Attributable profit - excluding exceptional items

US$17.1 billion

US$ million 25,000

20,000 15,000 10,000 5,000 0

2008 2009 2010 2011 2012

6 | BHP BILLITON PLC NOTICE OF MEETING 2012

Five-year Summary

US $ million 30 June 2012 30 June 2011 30 June 2010 30 2009 June 30 2008 June

Revenue 72,226 71,739 52,798 50,211 59,473

Underlying EBIT (a) 27,238 31,980 19,719 18,214 24,282

Attributable profit - excluding exceptional items 17,117 21,684 12,469 10,722 15,368

Attributable profit - including exceptional items 15,417 23,648 12,722 5,877 15,390 Net operating cash flow (b) 24,384 30,080 16,890 17,854 16,958 Basic EPS (c) - excluding exceptional items (US cents per share) 321.6 393.5 224.1 192.7 274.9 Basic EPS (c) - including exceptional items (US cents per share) 289.6 429.1 228.6 105.6 275.3 Dividend per share - BHP Billiton (US cents) (d) 112.0 101.0 87.0 82.0 70.0 Underlying EBITDA Interest Coverage (a) 53.2 102.8 64.4 56.8 49.4 Gearing (e) 26.0% 9.2% 6.3% 12.1% 17.8%

(a) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(b) Net operating cash flows are after net interest and taxation.

(c) Earnings per share.

(d) Represents the dividend declared for each BHP Billiton Plc and BHP Billiton Limited share.

(e) Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

Dividends declared

US$6 billion

US$ million 6,000

5,000 4,000 3,000 2,000 1,000 0

2008 2009 2010 2011 2012

Community contributions at 30 June

US$214 million

US$ million 250

200 150 100 50 0

2008 2009 2010 2011 2012

Expenditure (less UK-based charitable company) UK-based charitable company

BHP BILLITON PLC NOTICE OF MEETING 2012 | 7

Accessing information on BHP Billiton

BHP Billiton produces a range of publications to inform our shareholders. Documents are available in various formats to allow shareholders to receive information in the manner that they prefer. You can view online, download or be sent a paper copy by calling:

Share Registrar

+44 844 472 7001 (United Kingdom)

+27 11 373 0033 (South Africa)

If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please call the numbers mentioned above.

All up-to-date shareholder information is available online at www.bhpbilliton.com

View our Annual Report, Summary Review and Sustainability Report

Online shareholder services

- check your holding

- register to receive electronic shareholder communications

- update your records (including address and direct credit details)

- access all your securities in one portfolio by setting up a personal account

- vote online

Latest news

Reports and presentations

Company overview (including

Our Charter, Structure and Governance)

Subscribe to receive news alerts

sent directly to your email address

8 | BHP BILLITON PLC NOTICE OF MEETING 2012

How to vote and participate

Your vote is important. By voting, you are involved in the future of BHP Billiton.

Shareholders can vote by:

attending the meeting and voting in person; or

appointing an attorney or, in the case of corporate shareholders, a corporate representative, to attend and vote; or

appointing a proxy to attend and vote on their behalf.

There are also a number of ways you can participate in, and ask questions at, the Annual General Meeting.

Voting arrangements under the Dual Listed Companies structure

In accordance with the Dual Listed Companies structure for BHP Billiton Plc and BHP Billiton Limited (together ‘BHP Billiton’), all items of business at the Annual General Meetings are joint electorate matters.

Voting on joint electorate matters works as follows:

if you vote at the Annual General Meeting of BHP Billiton Plc (to be held in London on 25 October 2012), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited;

if you vote at the Annual General Meeting of BHP Billiton Limited (to be held in Sydney on 29 November 2012), your vote will be treated as though it was also cast at the meeting of BHP Billiton Plc; and

a resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).

Voting in person (or by attorney or representative)

You must register to vote at the Annual General Meeting.

In order to streamline registration, we ask that you arrive at the venue 30 minutes prior to the time designated for the meeting, if possible.

Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.

A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.

All items of business will be decided by way of a poll. The Chairman will declare the poll open during the meeting to assist those shareholders who are unable to stay for the whole meeting, and the poll will close shortly after the end of the BHP Billiton Limited Annual General Meeting.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 9

How to vote and participate continued

Voting by proxy

Appointing a proxy

A proxy form accompanies this Notice of Meeting.

A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be either an individual or a body corporate. Each proxy will have the right to vote on a poll and also to speak at the meeting. Further proxy forms are available by contacting the Share Registrar.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise.

If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).

If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed in this Notice of Meeting.

The Key Management Personnel (‘KMP’) of BHP Billiton (which includes each of the Directors and members of the Group Management Committee) and their closely related parties (such as close family members and any controlled companies) will not be able to vote your proxy on Items 19 and 20, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 19 and 20 by marking the voting boxes for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes for Items 19 and 20, you will be taken to have expressly authorised the Chairman of the meeting to vote in favour of those resolutions.

10 | BHP BILLITON PLC NOTICE OF MEETING 2012

Lodging proxy appointments

Proxies must be lodged by 11.00am (London time) on Tuesday, 23 October 2012 for shareholders registered on the principal register in the United Kingdom or 12 noon (South African time) on Tuesday,

23 October 2012 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid. Proxies may be lodged using any of the following methods:

- Electronically by recording the proxy appointment and voting instructions via www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility and will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN); or

- By hand delivery or post to one of the following addresses:

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS13 8AE

Postal Address (for proxy forms) -

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

United Kingdom

or

BHP Billiton Plc Register

and Transfer Secretary

Computershare Investor Services (Pty) Limited

70 Marshall Street

Johannesburg 2001

Postal Address -

PO Box 61051

Marshalltown 2107

South Africa.

The proxy form must be signed by the shareholder or the shareholder’s attorney.

Proxies given by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association and BHP Billiton Limited’s Constitution.

Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at either of the above addresses by 11.00am (London time)/ 12 noon (South African time) on Tuesday, 23 October 2012.

Completion and return of a proxy form will not prevent a shareholder from attending the meeting and voting in person should they wish to do so.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the United Kingdom Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 11

How to vote and participate continued

Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.

Voting through the CREST electronic proxy appointment service

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00am (London time) on Tuesday, 23 October 2012. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

12 | BHP BILLITON PLC NOTICE OF MEETING 2012

ADS holders and holders of shares dematerialised into STRATE

The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.

Holders of shares dematerialised into STRATE should return their proxy forms directly to their Central Securities Depository Participant or stockbroker.

Shareholders who are entitled to vote

In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the United Kingdom Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Tuesday, 23 October 2012, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.

In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the Annual General Meeting. These voting exclusions are designed to limit the capacity of people who stand to benefit from a resolution to influence whether the resolution is passed.

The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting.

Additional information

Shareholders should note that it is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the United Kingdom Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the United Kingdom Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the United Kingdom Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the United Kingdom Companies Act 2006, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the United Kingdom Companies Act 2006 to publish on a website.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 13

How to vote and participate continued

This Notice of Meeting, together with information about the total numbers of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on our website at www.bhpbilliton.com.

The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice of Meeting, excluding shares held in treasury, was 2,112,071,796 ordinary shares of US$0.50 each.

Documents available for inspection

Copies of the terms and conditions of appointment of BHP Billiton Plc’s Non-executive Directors may be inspected at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

Discussion and asking questions

Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting and in the Explanatory Notes. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the United Kingdom Companies Act 2006.

Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at www.bhpbilliton.com). The most frequently asked questions, together with answers, will be made available online at www.bhpbilliton.com.

Webcast

A live webcast of the meeting will be able to be viewed online at www.bhpbilliton.com. If you attend the Annual General Meeting in person, you may be included in photographs or the webcast recording.

Results of the Annual General Meeting

Because of BHP Billiton’s Dual Listed Companies structure, the results of each resolution cannot be finalised until after both the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited are concluded. Voting results will be announced to the stock exchanges and made available online at www.bhpbilliton.com as soon as the poll is finalised after the BHP Billiton Limited meeting.

14 | BHP BILLITON PLC NOTICE OF MEETING 2012

Notice of Annual General Meeting

Notice is given that the 2012 Annual General Meeting of shareholders of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 25 October 2012 at 11.00am (London time) for the purpose of transacting the following business.

Items of business

Items 1 to 16 and Item 20 will be proposed as ordinary resolutions. Items 17 and 18 will be proposed as special resolutions. Item 19 will be proposed as a non-binding ordinary resolution.

Financial statements and reports

Item 1

To receive the financial statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2012, together with the Directors’ Report and the Auditor’s Report, as set out in the Annual Report.

Election of Directors

Items 2 to 14

The following Directors retire under the Board’s policy on annual election (or, in the case of Mr Davies, under the Articles of Association and the Constitution) and, being eligible, submit themselves for re-election or election:

Item 2

To elect Pat Davies as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 3

To re-elect Malcolm Broomhead as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 4

To re-elect Sir John Buchanan as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 5

To re-elect Carlos Cordeiro as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 6

To re-elect David Crawford as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 15

Notice of Annual General Meeting continued

Item 7

To re-elect Carolyn Hewson as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 8

To re-elect Marius Kloppers as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 9

To re-elect Lindsay Maxsted as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 10

To re-elect Wayne Murdy as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 11

To re-elect Keith Rumble as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 12

To re-elect John Schubert as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 13

To re-elect Shriti Vadera as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 14

To re-elect Jac Nasser as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Reappointment of auditor of BHP Billiton Plc

Item 15

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.’

General authority to issue shares in BHP Billiton Plc

Item 16

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the authority and power to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (‘rights’) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the United Kingdom Companies Act 2006 be renewed for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2013 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) and for such period the section 551 amount (under the United Kingdom Companies Act 2006) shall be US$264,008,975.’

16 | BHP BILLITON PLC NOTICE OF MEETING 2012

This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the United Kingdom Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

Issuing shares in BHP Billiton Plc for cash

Item 17

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Directors be empowered, pursuant to section 570 of the United Kingdom Companies Act 2006, to allot equity securities (as defined in section 560 of the United Kingdom Companies Act 2006) for cash and/or to allot equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 16 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the United Kingdom Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and

(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$53,404,636,

and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2013 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).’

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)

Item 18

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with section 701 of the United Kingdom Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that:

(a) the maximum aggregate number of shares hereby authorised to be purchased will be 213,618,545, representing 10 per cent of BHP Billiton Plc’s issued share capital;

(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;

BHP BILLITON PLC NOTICE OF MEETING 2012 | 17

Notice of Annual General Meeting continued

(c) the maximum price that may be paid for any share is not more than five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2013 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts).’

Remuneration Report

Item 19

To approve the Remuneration Report for the year ended 30 June 2012.

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any votes cast (in any capacity) on Item 19 by or on behalf of a member of the Key Management Personnel (‘KMP’) named in the Remuneration Report or that KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.

Approval of grant of Long-Term Incentive Performance Shares to Executive Director

Item 20

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to Executive Director, Marius Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on Item 20 by Marius Kloppers or any of his associates, as well as any votes cast as a proxy on Item 20 by a member of the KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.

18 | BHP BILLITON PLC NOTICE OF MEETING 2012

Explanatory Notes

The explanatory notes that follow provide important information regarding the items of business proposed for the Annual General Meeting.

BHP Billiton publishes a range of information to help you make decisions about the Company, including these explanatory notes.

Your vote is important. By voting, you are involved in the future of BHP Billiton.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Item 1

Financial statements and reports

The law in England and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year.

In accordance with BHP Billiton’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. Shareholders who elected to do so will have received a hard copy of the BHP Billiton Annual Report.

In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the BHP Billiton Group as a whole are presented in the BHP Billiton Annual Report. In addition, the voting procedure explained on pages 9 to 14 ensures that both BHP Billiton Plc and BHP Billiton Limited shareholders can vote on the reports and accounts.

The BHP Billiton Annual Report and Summary Review are available online at www.bhpbilliton.com. Alternatively, shareholders can request hard copies by telephoning the Share Registrar on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa).

Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see pages 9 to 14 on voting arrangements for further explanation). It is proposed as an ordinary resolution.

Items 2 to 14

Election of Directors

The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each Director to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited (‘the Board’). The voting procedure explained on pages 9 to 14 ensures that both BHP Billiton Plc and BHP Billiton Limited shareholders vote on the election of Directors.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 19

Explanatory Notes continued

Under the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited, at least one-third of Directors must retire (and may seek re-election) at each Annual General Meeting. However, taking account of the recommendations in the UK Corporate Governance Code, in 2011 the Board adopted a policy under which all Directors seek re-election annually. All Directors (with the exception of Pat Davies) are therefore retiring and offering themselves for re-election, while Mr Davies is seeking election by shareholders for the first time, having been appointed a Director since the 2011 Annual General Meetings.

The Nomination Committee of the Board (in the absence of the Director where that Director is a member of the Nomination Committee) oversaw a review of the performance of all retiring Non-executive Directors, which was designed to assess the effectiveness of each person. All Directors contributed to that review. The Nomination Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board.

In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer on behalf of all Non-executive Directors. The criteria used to assess the Chief Executive Officer’s performance are set out in sections 5.15 and 6 of the Annual Report.

On the basis of those reviews, the Board considers that all retiring Directors demonstrate commitment to their role and that they will continue to make a valuable contribution to the Board. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors. The Board also recommends to shareholders the election of Pat Davies.

In recommending each of Sir John Buchanan, David Crawford and John Schubert for re-election, the Nomination Committee and the Board took into account their respective tenures. The Board is satisfied for each of these Directors that their tenure has not in any way compromised their ability to effectively discharge their obligations as a Non-executive Director, nor has it impaired their independence of character and judgement. The Board believes that each of these Directors continues to make an outstanding contribution to the Board and the relevant Committees.

In recommending David Crawford and Lindsay Maxsted for re-election, the Nomination Committee and the Board took into account each Director’s former association with KPMG, details of which are set out in section 5.9 of the Annual Report. The Board is satisfied for both Directors that their previous association with KPMG has not in any way compromised their ability to effectively discharge their obligations as a Non-executive Director, nor has it impaired their independence of character and judgement.

All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 5.9.

The election and re-election of Directors to the Board is considered a significant matter and is therefore a joint electorate action.

The resolutions to appoint these Directors are proposed separately as ordinary resolutions.

The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4.1 of the Annual Report.

20 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 2

Pat Davies BSc (Mechanical Engineering), 61

Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies was a Director of Sasol Limited from August 1997 to June 2011 and is a former Director of various Sasol Group companies and joint ventures. Mr Davies has been a Director of BHP Billiton since June 2012 and is a member of the Remuneration Committee.

The Board has concluded that Mr Davies is independent.

The Board believes that Mr Davies’ experience in the oil and gas industry and his corporate experience in the natural resources sector across a number of geographies, commodities and markets make him an important addition to the Board.

Mr Davies says: ‘Until a year ago, I led an organisation that operates in sectors similar to BHP Billiton’s. I hope to draw on this experience to assist the Board as it provides the strategic direction and sound governance needed to create sustainable value for shareholders and all other stakeholders.

Continuous improvement in many areas, including the management of people, operations, corporate governance, safety and environmental care, is essential to ensure an enduring competitive advantage. Given the long-term nature of investment decisions in the resources sector, it is particularly important that these decisions be well considered and effectively implemented. I hope to make a contribution also in this area.’

The Board recommends the election of Mr Davies.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 21

Explanatory Notes continued

Item 3 Malcolm Broomhead MBA, BE, 60

Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Non-executive Chairman of Asciano Limited and a Non-executive Director of Coates Group Holdings Pty Ltd. He has been a Director of BHP Billiton since March 2010 and is a member of the Sustainability Committee and the Finance Committee. Mr Broomhead says: ‘BHP Billiton is dedicated to the creation of long-term shareholder value in a sustainable manner, underpinned by a framework of excellent corporate governance. Within this context, my experience as a CEO and Board member of global resource and industrial companies helps me contribute to the deliberations of the BHP Billiton Board.’ The Board recommends the re-election of Mr Broomhead.

22 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 4

Sir John Buchanan BSc, MSc (Hons 1), PhD, 69 Educated at Auckland, Oxford and Harvard, Sir John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. He is currently the Chairman of Smith & Nephew Plc, Chairman of ARM Holdings Plc, a member of the Advisory Board of Ondra Bank, a former Deputy Chairman and Senior Independent Director of Vodafone Group Plc and a former Director of AstraZeneca Plc. Sir John is Chairman of the International Chamber of Commerce (UK) and Chairman of the UK Trustees for the Christchurch Earthquake appeal. He has been a Director of BHP Billiton since February 2003. He is the Senior Independent Director of BHP Billiton Plc, the Chairman of the Remuneration Committee and a member of the Nomination Committee. Sir John says: ‘High performance companies reward shareholders while meeting the needs of customers, employees and the communities in which they operate, always with high governance standards. Independent Directors, sharing wide-ranging experiences, contribute to strategy development and performance goals with appropriate support and challenges to management, focusing on both what is done and how it is done. My experiences as an Executive Director, as well as a Chairman and Non-executive Director on various global boards, provide a broad base from which to contribute to the success of BHP Billiton. Dealing with the investor community as a Chairman, and formerly as the CFO of a major resources company provides additional experience in my role as the London-based Senior Independent Director of BHP Billiton Plc.’ The Board recommends the re-election of Sir John Buchanan.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 23

Explanatory Notes continued

Item 5

Carlos Cordeiro AB, MBA, 56 Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Executive Vice Chairman of Goldman Sachs (Asia) LLC. Mr Cordeiro remains an Advisory Director of The Goldman Sachs Group Inc and Non-executive Vice Chairman of Goldman Sachs (Asia) LLC. He has been a Director of BHP Billiton since February 2005 and is a member of the Remuneration Committee. Mr Cordeiro says: ‘BHP Billiton’s success stems from a dedication to the creation of long-term shareholder value, good corporate governance, and a mindful focus on the environment and communities in which it operates. Given the increasing complexity of the world in which we live, it will be even more important for the Company to maintain a relentless commitment to these key success factors’. The Board recommends the re-election of Mr Cordeiro.

24 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 6

David Crawford AO, BComm, LLB, FCA, FCPA, 68 David Crawford has extensive experience in risk management and business reorganisation. Mr Crawford has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford is Chairman of Lend Lease Corporation Limited, Chairman of Australia Pacific Airports Corporation Limited and is a former Chairman of Foster’s Group Limited. He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton in June 2001. He is Chairman of the Finance Committee. Mr Crawford says: ‘The creation of long-term shareholder value requires the adoption and implementation of a sustainable strategy taking account of the interests of relevant stakeholders. To effect this in an increasingly complex economic and regulatory environment demands that good corporate governance is implemented at all levels. My experience in working with a number of multinational companies in a variety of industries allows me to provide relevant input into the Board’s deliberations on matters of strategy and operational performance of BHP Billiton.’ The Board recommends the re-election of Mr Crawford.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 25

Explanatory Notes continued

Item 7

Carolyn Hewson AO, BEc (Hons), MA (Econ), 57 Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group and BT Investment Management Limited. Ms Hewson previously served as a Director on the boards of Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. Ms Hewson is currently a member of the Advisory Board of Nanosonics Limited, a Director of the Australian Charities Fund Pty Limited, Patron and a Director of the Neurosurgical Research Foundation and Chair of the Westpac Foundation. She has been a Director of BHP Billiton since March 2010 and is a member of the Risk and Audit Committee. Ms Hewson says: ‘At BHP Billiton the management team and Board are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way we aim to create long-term value in a sustainable manner. Appropriately, our Board members bring a wide range of skills, experience and backgrounds to the Company, but we are united in our focus on the Company’s objectives and responsibilities. My background in finance and risk management as well as my experience across a number of sectors as a Non-executive Director provides a helpful base from which to complement the existing skills and experience of the Board.’ The Board recommends the re-election of Ms Hewson.

26 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 8

Marius Kloppers BE (Chem), MBA,

PhD (Materials Science), 50

Marius Kloppers has been the Chief Executive Officer of BHP Billiton since October 2007. He has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, Mr Kloppers was appointed Chief Commercial Officer in December 2003 and Group President Non-Ferrous Materials and Executive Director in January 2006. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium. Mr Kloppers is currently Chairman of the International Council on Mining and Metals and was previously Deputy Chairman. He has been a Director of BHP Billiton nce January 2006.

Mr Kloppers says: ‘The disciplined execution of our unchanged strategy underpins shareholder value generation today and will do so for decades to come. Our strategy has provided the Group with a uniquely diversified portfolio of high-quality, long-life, low-cost, scalable assets, differentiating BHP Billiton from its peers and making it the world’s leading resources company.

It is a priority for the Board members to ensure that the strategy is executed in a manner that is consistent with our values and our Code of Business Conduct.’

The Board recommends the re-election of Mr Kloppers.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 27

Explanatory Notes continued

Item 9

Lindsay Maxsted DipBus (Gordon), FCA, 58

Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until recently, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was Chief Executive Officer of KPMG Australia between 2001 and 2007.

Mr Maxsted is currently the Chairman of Westpac Banking Corporation and of Transurban Group. He is also a Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. He has been a Director of BHP Billiton since March 2011. He is Chairman of the Risk and Audit Committee and a member of the Finance Committee.

Mr Maxsted says: ‘Those companies which consistently outperform their competitors and the market generally are usually underpinned by a superior vision and strategy, great values, and high-quality people. The Board of BHP Billiton has, through focusing on these and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success.

My professional background as a CEO, as an adviser on large and complex corporate restructurings and, more recently, as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member.

I feel very privileged to be offering myself for re-election.’

The Board recommends the re-election of Mr Maxsted.

28 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 10

Wayne Murdy BSc (Business Administration), CPA, 68

Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and Chairman of Newmont from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce and a former Director of Qwest Communications International Inc. Mr Murdy is a Non-executive Director of Weyerhaeuser Company. He has been a Director of BHP Billiton since June 2009. Mr Murdy is a member of the Risk and Audit Committee and the Finance Committee.

Mr Murdy says: ‘BHP Billiton is one of the most valuable companies in the world, due to its ability to successfully invest and reinvest capital in tier one assets in the natural resource sector. This has been achieved by financial and operating discipline, while focusing on continuous improvement in safety, environmental protection and community relations. Strong Board commitment to strategy review, leadership development and governance best practices should continue to generate strong shareholder value. My background in the international minerals and petroleum industries, as well as financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’

The Board recommends the re-election of Mr Murdy.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 29

Explanatory Notes continued

Item 11

Keith Rumble BSc, MSc (Geology), 58

Keith Rumble was previously the Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996.

Mr Rumble serves on the Board of Governors of Rhodes University and is a Trustee of the World Wildlife Fund (South Africa). He is a former Director of Aveng Group Limited. He has been a Director of BHP Billiton since September 2008 and is a member of the Sustainability Committee.

Mr Rumble says: ‘In order to drive the creation of shareholder value, effective Boards require a diverse range of skills to ensure constructive dialogue around the complex and wide-ranging issues facing companies operating in the global arena.

My experience in the mining industry as the Chief Executive and Board member of highly successful world-class mining companies and, more recently, managing a private equity investment portfolio in the mining industry has provided me with an appropriate background which complements the other skills represented on the BHP Billiton Board and enables me to contribute effectively to the strategic direction and deliberations of the Board.’

The Board recommends the re-election of Mr Rumble.

30 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 12

John Schubert AO, BCh Eng, PhD (Chem Eng), 69

John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. Dr Schubert was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Dr Schubert is a Director of Qantas Airways Limited and Chairman of G2 Therapies Pty Limited. He is a former Chairman of Commonwealth Bank of Australia and of Worley Parsons Limited. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton in June 2001. Dr Schubert is Chairman of the Sustainability Committee and a member of the Nomination Committee and the Remuneration Committee.

Dr Schubert says: ‘I believe that long-term shareholder value requires excellent governance, impeccable business values, superior strategy and implementation and, most importantly, outstanding people. In the end it is the quality of people that makes the difference and is the source of enduring competitive advantage. Safety must come first, and the Company must always take into account the requirements of governments, communities and the environment if long-term value is to be created and not put at risk.

My experience at CEO and Board level in companies based, and with operations, in Australia, Europe, Asia and the Americas provides a background from which to make input to the Board across the range of its deliberations.’

The Board recommends the re-election of Dr Schubert.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 31

Explanatory Notes continued

Item 13

Baroness Shriti Vadera MA, 50

Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, Ms Vadera has undertaken a number of international assignments, including advising the G20 chair under the Republic of Korea, Temasek Holdings, Singapore on strategy, and the Government of Dubai on the restructuring of Dubai World. Ms Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. Ms Vadera was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Ms Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets. Ms Vadera is currently a Non-executive Director of AstraZeneca Plc and is a former Trustee of Oxfam. Ms Vadera has been a Director of BHP Billiton since January 2011 and is a member of the Risk and Audit Committee. Ms Vadera says: ‘BHP Billiton is a global company working in a complex and changing market, geopolitical and regulatory environment. It continues to create shareholder value by maintaining the highest corporate governance standards, by focusing on operational excellence and rigorous implementation of an effective strategy, and through the calibre and commitment of its people. My experience in finance, governments, emerging markets and international institutions, such as the G20, provides me with useful perspectives and helps me contribute to the Board’s deliberations and decisions.’ The Board recommends the re-election of Ms Vadera.

32 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 14

Jac Nasser AO, BBus, Hon DT, 64

Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than 30 years’ experience in large-scale global businesses and a decade of private equity investment and operating expertise. Mr Nasser is currently a non-executive advisory partner of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’, a Non-executive Director of British Sky Broadcasting Group plc and a member of the International Advisory Council of Allianz Aktiengesellschaft. Mr Nasser is a former Director of Brambles Limited. He has been a Director of BHP Billiton since June 2006 and was appointed as Chairman in March 2010. Mr Nasser is Chairman of the Nomination Committee. Mr Nasser says: ‘The primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of financial, capital and human resources, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers. Governance codes emphasise the responsibility of the Chairman for leadership of the Board and ensuring its effectiveness across all aspects of its role. My global experience as a CEO, Board member and a private equity investor, together with my time on the BHP Billiton Board prior to becoming Chairman, has provided me with the background to lead the Board and ensure it performs effectively on behalf of shareholders and other stakeholders.’ The Board recommends the re-election of Mr Nasser.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 33

Explanatory Notes continued

Item 15

Reappointment of auditor of BHP Billiton Plc

The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or they may authorise the company’s Directors to do so. KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors. The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed. This item is regarded as a significant matter and is therefore a joint electorate action. It is proposed as an ordinary resolution.

Item 16

General authority to issue shares in BHP Billiton Plc

The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc. The proposed limit is 528,017,949 shares, which:

represents approximately 9.9 per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited (or 25 per cent of the total issued share capital of BHP Billiton Plc, excluding treasury shares) as at the date of this Notice of Meeting;

is considerably lower than the maximum limit (one-third of issued share capital or two-thirds in the case of a pre-emptive share issue) specified in the guidelines of major shareholder associations in the United Kingdom: the Association of British Insurers and the National Association of Pension Funds; and

is subject to the lower limit specified in Item 17 where shares are issued for cash on a non-pro rata basis.

This authority will expire at the conclusion of the BHP Billiton Annual General Meetings in 2013.

There are no present plans to issue shares other than in connection with employee share and incentive schemes. While the limit exceeds the number of shares that could be issued under the employee share schemes, the resolution is being proposed to ensure that the Directors have the capacity to finance business opportunities which may arise during the year.

No shares were issued under the similar authority granted by shareholders at last year’s Annual General Meetings.

As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,113,658 treasury shares being 1.14 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares).

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

34 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 17

Issuing shares in BHP Billiton Plc for cash

The purpose of this resolution is to renew the authority of the Directors to issue shares and sell treasury shares in BHP Billiton Plc, for cash, without following the provisions in section 561 of the United Kingdom Companies Act 2006.

Paragraph (a) of Item 17 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.

Paragraph (b) of Item 17 authorises the Board to make other types of share issues (and sales of treasury shares) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to 106,809,273 shares, which:

represents approximately 2 per cent of the total combined share capital of BHP Billiton Plc and BHP Billiton Limited (or 5 per cent of the total issued share capital of BHP Billiton Plc, including treasury shares) as at the date of this Notice of Meeting; and

is consistent with the guidelines of the United Kingdom’s Pre-Emption Group, which reflect the views of the Association of British Insurers, the National Association of Pension Funds and the Investment Management Association.

The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s guidelines regarding cumulative usage of the paragraph (b) authority within a rolling three-year period, namely that cumulative usage in excess of 7.5 per cent within a rolling three-year period should not take place without prior consultation with shareholders.

The Directors did not use the equivalent authority granted by the shareholders at last year’s Annual General Meetings.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 18

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)

The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy back its own shares, in the market.

The authority conferred by this item will only be exercised after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally.

The Directors believe that the authority to acquire shares in BHP Billiton Plc could be exercised in the future (whether by way of direct market purchases by BHP Billiton Plc, by way of the alternative mechanism described below or by way of a combination of both), although there is no present intention to do so as at the date of this Notice of Meeting.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 35

Explanatory Notes continued

Item 18 continued

Item 18 seeks to renew the authority given to the Directors to buy back BHP Billiton Plc shares at the 2011 Annual General Meetings for a further period, expiring at the conclusion of the BHP Billiton Annual General Meetings in 2013. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 213,618,545 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.

If a decision was made to exercise the authority conferred by this item, the BHP Billiton Plc shares could be bought back directly, or, alternatively, by a mechanism whereby BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. This alternative mechanism would not have a different impact on the Group’s cash, gearing or interest levels to a direct buy-back of its own shares by BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management. However, the aggregate number of BHP Billiton Plc ordinary shares which would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 18 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation.

As at 11 September 2012, there were options and other awards under employee share plans outstanding to subscribe for 7,384,460 shares in BHP Billiton Plc. If exercised in full, these would represent 0.35 per cent of the issued share capital (excluding treasury shares) at the date of this Notice of Meeting. If the authority to buy back shares under Item 18 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.39 per cent of the issued share capital of BHP Billiton Plc (excluding treasury shares), net of the shares bought back.

The United Kingdom Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. BHP Billiton Plc holds 24,113,658 ordinary shares in treasury. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares.

The Directors did not use the equivalent authority granted by shareholders at last year’s Annual General Meetings.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

36 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 19

Remuneration Report

The Annual Report for the year ended 30 June 2012 contains the Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for the Executive Director, Non-executive Directors and other Key Management Personnel. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 6 of the Annual Report, which is available online at www.bhpbilliton.com.

The current law in Australia and England makes it clear that the shareholder vote is advisory and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report should the resolution not be passed.

Notwithstanding the current ‘advisory’ status of the vote on the Remuneration Report, the Board has previously determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy. This item is regarded as a significant matter and is therefore a joint electorate action. It is proposed as a non-binding ordinary resolution.

Item 20

Approval of grant of Long-Term Incentive (‘LTI’) Performance Shares to Executive Director

It is proposed that Marius Kloppers, who is an Executive Director of BHP Billiton, be awarded securities under the Long Term Incentive Plan (‘LTIP’). Under the Australian Securities Exchange (‘ASX’) Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. This requirement does not apply in respect of securities purchased on-market, and it is the Board’s current intention that securities awarded under Item 20 will be acquired on-market. Nonetheless, the Board wishes, as a matter of good governance, to seek approval for the acquisition of securities under the LTIP by the Executive Director.

The following information is provided in relation to the Performance Shares that may be granted to the Executive Director under the terms of the LTIP.

(a) Award of LTI Performance Shares: The Board, on the advice of the Remuneration Committee, has approved an award of LTI Performance Shares with a fair value (as referred to below) of US$3,441,000. This value was determined with the input of the Remuneration Committee’s independent adviser, and takes into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is market competitive. The LTI Performance Shares will be granted following the Annual General Meetings (if shareholder approval is received). The actual number of LTI Performance Shares to be granted to Mr Kloppers will depend on the share price and exchange rate over the three months immediately prior to the date of grant.

BHP BILLITON PLC NOTICE OF MEETING 2012 | 37

Explanatory Notes continued

Item 20 continued

How the number of LTI Performance Shares will be calculated: The number of Performance Shares allocated to Mr Kloppers under the LTIP will be calculated using the following formula:

(FV x FX)/(41 per cent x Share Price)

Where:

FV is the US dollar fair value of US$3,441,000 approved by the Board as described above.

FX is the USD/AUD exchange rate (using the three-month average rate immediately prior to the grant date) to convert the fair value to Australian dollars.

41 per cent is the fair value factor (as calculated by the Remuneration Committee’s independent adviser).

Share Price is the average daily closing price of shares traded on the ASX over the three months immediately prior to the grant date.

The resulting number of LTI Performance Shares will be rounded down to the nearest whole number of Performance Shares.

An example calculation using the above formula as at 31 August 2012: If awards were granted based on the three-month average share price and exchange rate immediately prior to 31 August 2012 (A$31.83; and A$0.9751 to US$1.00), 257,106 Performance Shares would be granted under the LTIP after the Annual General Meetings (if shareholder approval is received).

Maximum award size: The LTIP Rules limit the maximum award to an Expected Value of two times base salary based on the same 41 per cent factor as above. This percentage has been calculated by the Remuneration Committee’s independent adviser and takes into account the likelihood that the LTIP performance conditions are met (under the terms and conditions set out in section 6.8.5 of the Remuneration Report). The maximum award (i.e. number of LTI Performance Shares) is then based on the volume weighted average price of BHP Billiton Limited shares traded on the ASX over the five days immediately prior to the grant date.

Information on the LTIP is set out in section 6 of the Annual Report, and the LTIP Rules are available online at www.bhpbilliton.com.

(b) It is not possible to specify a maximum number of Performance Shares that will be granted to Mr Kloppers under the LTIP. As described above, the actual number of LTI Performance Shares to be granted depends on the share price and exchange rate over the three months immediately prior to the date of grant - which as explained above can only be determined after the Annual General Meetings, when the relevant security is granted to Mr Kloppers. However, the indicative example above illustrates how many Performance Shares would have been granted under the LTIP if the grant date had been 31 August 2012.

38 | BHP BILLITON PLC NOTICE OF MEETING 2012

Item 20 continued

(c) Each LTI Performance Share represents a conditional entitlement to one ordinary fully paid share in BHP Billiton Limited. There is no cost to Mr Kloppers on the grant of LTI Performance Shares. The LTI Performance Shares will not have an exercise price and accordingly do not raise capital.

(d) Mr Kloppers is the only Director (or associate of a Director) who received securities under the Group Incentive Scheme (‘GIS’) and the LTIP pursuant to last year’s shareholder approval at the 2011 Annual General Meetings. The number of securities received (none of which had an acquisition price) is 64,705 Deferred Shares under the GIS and 226,721 Performance Shares under the LTIP.

(e) The name of the Director and his associates entitled to participate in the LTIP in 2012 is Marius Kloppers.

(f) In relation to the operation of the LTIP for the current financial year, the LTI Performance Shares may be issued up to 29 November 2013. Underlying shares may be issued as a result of the exercise or award of the LTI Performance Shares from August 2017 to August 2022.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

By order of the Board

Jane McAloon

Group Company Secretary

BHP BILLITON PLC NOTICE OF MEETING 2012 | 39

bhpbilliton

resourcing the future

Shareholder information

Share Registrars and Transfer Offices

Australia

BHP Billiton Limited Registrar

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street

Abbotsford VIC 3067

Postal Address - GPO Box 2975

Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)

+61 3 9415 4020 (outside Australia)

Facsimile +61 3 9473 2460

Email enquiries: www.investorcentre.com/bhp

United Kingdom

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol BS13 8AE

Postal Address (for general enquiries) -

The Pavilions, Bridgwater Road

Bristol BS99 6ZZ

Telephone +44 844 472 7001

Facsimile +44 870 703 6322

Email enquiries: www.investorcentre.co.uk/contactus

South Africa

BHP Billiton Plc Branch Register and Transfer Secretary

Computershare Investor Services (Pty) Limited

70 Marshall Street, Johannesburg 2001

Postal Address - PO Box 61051

Marshalltown 2107

Telephone +27 11 373 0033

Facsimile +27 11 688 5218

Email enquiries:

webqueries@computershare.co.za

Holders of shares dematerialised into STRATE

should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited

Level 2/159 Hurstmere Road

Takapuna North Shore City

Postal Address - Private Bag 92119 Auckland 1142

Telephone +64 9 488 8777

Facsimile +64 9 488 8787

United States

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021

Postal Address - PO Box 43078

Providence, RI 02940-3078

Telephone +1 888 404 6340

(toll-free within US)

Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar

Citibank Shareholder Services

PO Box 43077

Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)

+1 877 248 4237 (+1-877-CITIADR)

(toll-free within US)

Facsimile +1 201 324 3284

Email enquiries: citibank@shareholders-online.com

Website: www.citi.com/dr

40 | BHP BILLITON PLC NOTICE OF MEETING 2012